December 1, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC

Dear Mr. Rosenberg:

This letter is Cambrex Corporation’s (“the Company”) response to your letter to the Company dated October 30, 2009, (the “Comment Letter”) regarding the Company’s 2008 Form 10-K, Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, and the DEF 14A filed March 20, 2009 (File No. 001-10638).  The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to these filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff’s comments are set forth below, numbered to correspond to the comment numbers used in the Comment Letter and followed by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

1.
We note your statement on page 4 that two of your customers individually accounted for more than 10% of 2008 sales and that one API, the majority of which was sold under a long-term sales contract, accounted for 13.6% of 2008 sales.  Please provide proposed disclosure to be included in your next Form 10-K identifying the two customers which accounted for more than 10% of 2008 sales as well as the party to the long-term sales contract under which the API accounting for 13.6% of 2008 sales revenue was sold.  Also, please discuss the material terms of the agreements with these parties, and, to the extent you have not already done so, file each as an exhibit.  See Item 601(b)(10) of Regulation S-K for guidance.

Company’s response

The Company proposes the following disclosure to be included in its 2009 Form 10-K:

“Products and services are sold to a diverse group of several hundred customers, with two customers individually accounting for more than 10% of 2009 sales.  Warner Chilcott plc, with whom the Company has a long-term sales contract in effect, accounted for 10.0%.  A distributor (Gyma Laboratories of America, Inc) representing multiple customers, accounted for 11.8%.  The Company’s products are sold through a combination of direct sales and independent agents.  One API accounted for 13.6% of 2009 sales, the majority of which is sold under the long-term sales contract with Warner Chilcott plc.”

The Company has considered whether these contracts are required to be filed as an exhibit pursuant to regulation S-K Item 601(b)(10).  The Company concluded that these contracts are made in the ordinary course of business and do not fall within any of the categories set forth in Item 601 (b) (10) (ii) (A) through (D), and therefore do not need to be filed.

The material terms of these agreements are similar to the terms of the Company’s standard sales contracts.

Patents and Trademarks, page 5

2.
Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including which product groups they relate to and the expiration dates for each.  See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Company’s response

The Company will revise its disclosure in its 2009 Form 10-K as follows:

“The Company has patent protection covering certain products, processes and services.  In addition, the Company also relies on know-how and trade secrets (related to many of its manufacturing processes and techniques not generally known to other companies) for developing and maintaining its market position.  The Company currently owns 12 issued patents and has 8 patent applications pending in the United States and owns 26 patents and has 14 patent applications pending in foreign countries covering various technologies.  The Company seeks to protect our proprietary technology and prepares new patent applications as decisions are made to patent new inventions.

The patent rights the Company considers most significant to our business are the following: (i) U.S. Patent Nos. 6,828,336 and 6,586,449 and 26 foreign counterparts are part of our APIs and pharmaceutical intermediates product group, relate to our nicotine polacrilex resin products and methods of manufacturing  and expire on May 28, 2022; (ii) U.S. Patent Nos. 7,172,885, 7,247,460, 7,264,952, 7,267,969, 7,276,360, and 7,319,027, are part of our APIs and pharmaceutical intermediates product group,  relate to thermostable omega-transanimases and expire on December 12, 2024; and (iii) U.S. Patent No. 6,025,516 is part of our APIs and pharmaceutical intermediates product group,  relates to a method of synthesizing the 13-position sidechain of the drug paclitaxel and its analogs and expires on October 14, 2018.

The Company's products and services are sold around the world under trademarks that are owned by the Company.  These include PROFARMACO, which is registered around the world as a word and design mark, and CAMOUFLAGE, which has been registered in Europe and is the subject of a United States trademark application.  Rights in these trademarks will exist at least as long as the Company continues to use each of these trademarks.

The Company has entered into a license agreement which gives the Company the exclusive rights to certain intellectual property, including know-how and technology, relating to the development and manufacture of chirally pure bulk actives.  The Company has also entered into a license agreement for the worldwide exclusive right to manufacture and sell a product that is part of our APIs and pharmaceutical intermediates product group.”

Item 2, Properties, page 13

3.
We note your discussion on page 13 of various lease agreements for manufacturing facility space.  Please file copies of all material lease agreements, in accordance with Item 601(b)(10)(ii)(D) of Regulation S-K, as exhibits, or provide us your analysis as to why none of the lease agreements should be considered material contracts.

Company’s response

The three manufacturing sites listed in tabular form in “Item 2 Properties” in the 2008 Form 10-K are all owned by the Company.  In future filings, the Company will modify the caption above the tabular listing to the following:

“Set forth below is information relating to manufacturing facilities owned by the Company as of December 31, 2009”

The remaining operating facility that is leased is a small R&D facility in Estonia that does not constitute a material lease agreement as specified in Item 601(b)(10)(ii)(D).

Item 5, Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

4.
We note that you have not included the performance graph required by Item 201(e) of Regulation S-K in your Form 10-K or proxy statement.  Please confirm that in the future, you will include the required performance graph in either your Form 10-K, proxy statement or annual report sent to shareholders.

Company’s response

The Company confirms that in future filings it will include the required performance graph in either Form 10-K, proxy statement or annual report sent to shareholders.

Notes to Consolidated Financial Statements
(9) Income Taxes, page 51

5.
Please refer to your 2007 tax reconciliation disclosed on page 52 and your provision for income taxes on discontinued operations disclosed on page 77, Please revise your disclosure to clarify what the permanent items represent  (i.e. compensation and the GAAP benefit in continuing operations).

Company’s response

The Company will revise its disclosure of the 2007 tax reconciliation in its 2009 Form 10-K to clarify certain permanent items as follows:

	December 31,
	2009	2008	2007
Income tax provision/(benefit) at U.S federal statutory rate		$5,250	$(2,528)
State and local taxes, net of federal income tax benefits		33	73
Effect of foreign income taxed at rates other than the U.S. federal statutory rate		(2,744)	(27)
Disallowed compensation		-	6,711
Foreign income inclusions		-	2,361
Tax credits		(788)	-
Tax benefit from income of discontinued operations		-	(7,915)
Indefinite-lived intangibles		204	172
Adjustments for prior years' taxes		(562)	(536)
Net change in valuation allowance		5,537	7,816
Other		141	161
Total		$7,071	$6,288

“Disallowed compensation represents the tax effects of change-in-control payments made to certain executives as a result of the sale of the businesses that comprised the former Bioproducts and Biopharma segments (See footnote 19).  The tax benefits for these payments were permanently disallowed for U.S. Federal income tax purposes. Tax benefit from income of discontinued operations represents the tax benefit of domestic losses in continuing operations that were recognized for accounting purposes due to domestic income reported within discontinued operations.”

In addition, the Company will include a note at the bottom of the table in footnote 19 “Discontinued Operations” showing the provision for income taxes on discontinued operations to read as follows:

“The 2007 provision for income taxes includes $7,915 of expense for discontinued operations taxable income.”

Note to SEC Staff: The 2007 provision for income taxes related to continuing operations of $6,288 was composed of the following:

Foreign taxes	$14,053
Tax benefit from income of discontinued operations	(7,915)
Other U.S. Federal and state taxes	150
Total	$6,288

6.
Please tell us how you determined the amount of tax benefit allocated to each financial statement component and how your allocations comply with paragraphs 35-38 of SFAS 109, particularly your calculation of the income provision for discontinued operations. Please provide us with your computation of the intraperiod tax allocation for each period presented.

Company’s response

For all periods presented, the Company calculated the amount of income tax expense or benefit allocated to each financial statement component by applying the intraperiod tax allocation rules of SFAS 109 paragraphs 35-38, using what is commonly called the “with-and-without” or “step-by-step” methodology. The Company first determined total current and deferred tax expense for all components of the income statement, including continuing operations and discontinued operations (the “with” calculation). The Company then determined the tax effect of the pretax income or loss from continuing operations that occurred during the year (the “without” calculation) as required by SFAS 109 paragraph 35.

The Company included the tax effects of changes in tax laws or rates in the tax provision recorded in continuing operations as required by SFAS 109 paragraphs 27 and 35(b). The tax effects of gains and losses included in other comprehensive income but excluded from net income for items such as pensions, other post-retirement benefits, FAS 115 available-for-sale securities, and FAS 133 hedges were charged or credited directly to other comprehensive income as required by SFAS 109 paragraph 36(b).

In 2007 the Company also recorded a tax benefit from income of discontinued operations representing the tax benefit of domestic losses in continuing operations that were recognized for accounting purposes due to domestic income reported within discontinued operations, as required by SFAS 109 paragraph 140 and EITF Topic No. D-32. This guidance provides an exception to the intraperiod tax allocation rules of SFAS 109 paragraphs 35-38. SFAS 109.140 requires that all components of the income statement, including for example discontinued operations, be considered when determining whether to record a tax benefit from a loss from continuing operations. SFAS 109.140 limits the amount of tax benefit allocated to continuing operations to the lesser of the loss from continuing operations, or the overall pretax net income from all components other than continuing operations. In instances where a valuation allowance would normally be established or increased in a jurisdiction that would offset the tax benefit from a loss from continuing operations, SFAS 109.140 requires that the income from discontinued operations be considered in evaluating the need for a valuation allowance on deferred tax assets related to continuing operations, such that a tax benefit may be reflected in continuing operations for the tax effect of losses from continuing operations to the extent that such tax benefits may be realized as a result of income or gains in other components such as discontinued operations.

Finally, the difference between the “with” calculation of total income tax expense or benefit and the “without” calculation of income tax expense or benefit allocated to continuing operations was then allocated to other components other than continuing operations, in the Company’s case discontinued operations, as required by SFAS 109 paragraph 38.

Accordingly, the intraperiod tax allocation to continuing and discontinued operations for each period is summarized as follows:

In 2008 the Company had no discontinued operations.

2007	(USD millions)

WITH CALCULATION:
Total pretax income	$223.2
Total tax expense	$13.8

WITHOUT CALCULATION:
Continuing operations pretax (loss)	$(7.2)
Continuing operations tax expense [before SFAS 109.140] (1)	$14.1
SFAS 109.140 tax (benefit) from income of discontinued operations	$(7.9)
Net continuing operations tax expense	$6.2

DIFFERENCE ALLOCATED TO DISCONTINUED OPERATIONS:
Discontinued operations pretax income	$230.4
Discontinued operations tax (benefit) [before SFAS 109.140] (2)	$(0.3)
SFAS 109.140 tax expense from income of discontinued operations	$7.9
Net discontinued operations tax expense	$7.6

(1) The $14.1 million primarily represents income tax expense related to international operations. For domestic operations the Company has a full tax valuation allowance related to losses, credits, and other tax attributes, except for de minimis U.S. Federal and state taxes.
(2) The ($0.3) million represents a de minimis tax benefit recorded due to reversal of previously established valuation allowance.

In 2007 the Company calculated total tax expense of $13.8 million on total pretax income of $223.2 million. The Company then applied the intraperiod tax allocation rules of SFAS 109 paragraphs 35-38 as noted above, and calculated continuing operations tax expense of $14.1 million on continuing operations pretax losses of ($7.2) million (before application of SFAS 109.140). The Company then applied SFAS 109.140 and calculated a ($7.9) million tax benefit in continuing operations with an offsetting allocation of tax expense to discontinued operations, based on a book taxable loss from domestic continuing operations of ($22.6) multiplied by the U.S. Federal statutory tax rate of 35%, and a domestic pretax gain from discontinued operations of $227.3 million. The difference between total tax expense and continuing operations tax expense was then allocated to discontinued operations, resulting in discontinued operations tax expense of $7.6 million on discontinued operations pretax income of $230.4 million.

2006	(USD millions)

WITH CALCULATION:
Total pretax (loss)	$(11.2)
Total tax expense	$18.7

WITHOUT CALCULATION:
Continuing operations pretax income	$6.3
Continuing operations tax expense (1)	$14.5

DIFFERENCE ALLOCATED TO DISCONTINUED OPERATIONS:
Discontinued operations pretax (loss)	$(17.5)
Discontinued operations tax expense	$4.2

(1) The $14.5 million primarily represents income tax expense related to international operations. For domestic operations the Company has a full tax valuation allowance related to losses, credits, and other tax attributes, except for de minimis U.S. Federal and state taxes.

In 2006 the Company calculated total tax expense of $18.7 million on total pretax losses of ($11.2) million. The Company then applied the intraperiod tax allocation rules and calculated continuing operations tax expense of $14.5 million on continuing operations pretax income of $6.3 million. There was no income in discontinued operations or other components other than continuing operations in 2006, therefore SFAS 109.140 did not apply. The difference between total tax expense and continuing operations tax expense was then allocated to discontinued operations, resulting in discontinued operations tax expense of $4.2 million on discontinued operations pretax losses of ($17.5) million.

7.
You increased the domestic valuation allowance by $15.1 million in 2008 and $26.5 million in 2007, of which $5.5 million and $7.8 million were recorded as increases to your income tax provisions in these years, respectively. Please revise your disclosure to explain and quantify the allocation of these domestic valuation allowance increases as required by paragraph 46 of SFAS 109, particularly those related to discontinued operations and currency translation adjustments, for all periods presented.

Company’s response

The Company will revise its disclosure of changes in the valuation allowance in its 2009 Form 10-K to clarify increases and decreases and the allocation thereof substantially similar to the following:

“The Company expects to maintain a full valuation allowance against its net domestic deferred tax assets (primarily foreign tax credits), subject to the consideration of all prudent and feasible tax planning strategies, until such time as the Company attains an appropriate level of future domestic profitability and the Company is able to conclude that it is more likely than not that its domestic deferred tax assets are realizable.

The domestic valuation allowance for the years ended December 31, 2008 and 2007 increased by $15,095 and decreased by $26,506 respectively. The 2008 increase in the domestic valuation allowance was allocated as follows: The valuation allowance was increased by $4,469 for domestic losses in continuing operations, and increased by $10,626 for domestic gains and losses included in other comprehensive income. The 2007 decrease in the domestic valuation allowance was allocated as follows: The valuation allowance was increased by $10,354 for domestic losses in continuing operations and agreed tax audit adjustments for prior year deferred tax amounts, decreased by $31,584 for discontinued operations, and decreased by $5,276 for domestic gains and losses included in other comprehensive income.

The foreign valuation allowance for the years ended December 31, 2008 and 2007 decreased by $707 and decreased by $55, respectively. The 2008 decrease in the foreign valuation allowance was allocated as follows: The valuation allowance was decreased by $707 for foreign income in continuing operations. The 2007 decrease in the foreign valuation allowance was allocated as follows: The valuation allowance was decreased by $10 for foreign income in continuing operations, and decreased by $45 for currency translation adjustments included in other comprehensive income.”

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

8.
Your disclosure that “The Company's management has concluded that the financial statements included in this Form 10-Q are a fair presentation in all material respects the Company's financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles” does not provide a clear conclusion on whether your disclosure controls and procedures are effective. Please confirm to us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports and revise your disclosure to state whether your disclosure controls and procedures were effective or not effective as required by Rule 307 of Regulation S-K.

Company’s response

The Company confirms that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective for the fiscal Quarters Ended March 31, 2009 and June 30, 2009. The Company has revised its disclosure in its Form 10-Q for the quarterly period ended September 30, 2009, and will do so for all future filings, to the following:

“Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-Q.  Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.”

DEF 14A filed March 20, 2009

Compensation Discussion and Analysis, page 13

9.	Please provide proposed disclosure to be included in your next proxy statement which identifies the outside compensation consultant engaged by the company to aid in compensation decisions.

Company’s response

The following disclosure will be included in the Company’s next proxy statement:

“During fiscal year 2009, the Compensation Committee received advice from James F. Reda & Associates, LLC, an independent compensation consultant, to aid in compensation decisions regarding senior management. James F. Reda & Associates, LLC did not provide any other services to Cambrex during fiscal year 2009.”

Base Salary, page 15

10.
We note your discussion on page 15 of base salary increases awarded to the company's named executive officers in 2008. Please provide proposed disclosure to be included in your next proxy statement which gives a more detailed discussion of the increase awarded to each named executive officer and the reasons for the increase, including a discussion of all factors considered by the committee in adjusting salaries.

Company’s response

The Company proposes to include the following disclosure within its next proxy statement:

“The Committee targets base salary compensation at or near the median base salary of the peer group.  While the Committee does not use a scientific formula or methodology to determine increases and decreases to base salaries, the peer group data is considered the key data point.  The executive’s effectiveness in his role, the overall nature, level and complexity of his responsibilities, and his tenure in the role are additional subjective factors considered, but no particular weight is assigned to any of these factors.”

To the extent that the Committee considers factors not included in the above proposed disclosure (e.g., promotions), the Company will discuss these factors within its discussion of base salaries.

Long-Term Incentive Awards. page 16

11.
We note your statement on page 16 that long-term incentive awards are based on "an individual's position in the company and the individual's performance” and that the company also considers "management recommendations in light of peer group awards." Please provide proposed disclosure to be included in your next proxy statement which gives a more detailed discussion of how the company evaluates individual performance and confirm that you will discuss each named executive officer's actual individual performance for the fiscal year and the actual recommendations made by management in light of the peer group awards in determining long-term incentive awards for 2009.

Company’s response

The key factor in determining long-term incentive awards is the level of awards for similar positions at peer companies.   To the extent that a named executive officer’s long-term incentive award is directly affected by individual performance or other factors not included in the proposed disclosure below, the Company will include a discussion of such performance or other factors in future proxy statements.

The Company proposes to include the following disclosure within its next proxy statement to clarify the significance of peer group comparisons:

“The Committee targets long term incentive awards at the median of the peer group for the same or similar position.  The Committee does not use a scientific formula or methodology to determine the amount of long-term incentive awards. While the peer group data for the executive’s position is the key factor in determining the amount of long term incentive awards to be awarded to an executive, the Committee may also consider such subjective factors as the executive’s effectiveness in his role, the amounts of prior awards, the overall nature, level and complexity of his responsibilities, his tenure in the role, and to the extent that it is a limiting factor, the amount of equity incentives (i.e., stock options and restricted stock units) available to be granted under shareholder approved plans.”

12.
We note the following statement on page 16:  “…Mr. Klosk received a potential award of up to 86,000 performance shares dependent on the Company's level of growth in revenue and EBITDA over a three year period beginning July 1, 2008...” Please provide proposed disclosure to be included in your next proxy statement which quantifies the level of growth in revenue and EBITDA that must be achieved over the three year period in order for Mr. Klosk to receive the awarded performance shares.

Company’s response

The Company proposes to include the following disclosure in its next proxy statement:

“Upon his promotion to Chief Executive Officer, Mr. Klosk received a potential award of up to 86,000 performance shares dependent on the Company’s level of revenue and EBITDA growth over the three year period beginning July 1, 2008, as compared to an index of the peer companies listed below.  With respect to revenue growth, Mr. Klosk will earn 10,750 shares if the Company performs at the 25th percentile of the peer companies over the three year period, 21,500 shares if it performs at the median, and 43,000 shares if it performs at the 75th percentile.  With respect to EBITDA, he will earn 10,750 shares if the Company performs at the 25th percentile of the peer companies, 21,500 shares if it performs at the median and 43,000 shares if it performs at the 75th percentile.  Should the Company’s performance fall below the 25th percentile for revenue growth or EBITDA growth over the three year period, he will receive zero shares for the respective metric.  The maximum award would be 86,000 shares in the event that the Company performed at or above the 75th percentile for both metrics over the three year period.”

13.
We note that on page 16 you have discussed a long-term incentive award made to Mr. Klosk in 2008 but that you have not discussed why the remaining named executive officers received no long-term incentive awards. Please confirm that in the future, in the event a named executive officer does not receive a long-term incentive award, you will discuss the factors considered by the committee in making such determination.

Company’s response

The Company confirms that in future proxy statements it will discuss the factors considered by the Compensation Committee in the event a named executive officer does not receive a long term incentive award when others do receive a long-term incentive award.

Sincerely,

/s/ Gregory P. Sargen

Gregory P. Sargen
Vice President and
Chief Financial Officer
Cambrex Corporation